Exhibit 99.3

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended May 31, 2012

The interim financial information of CorpBanca as of and for the month ended May 31, 2012 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS) (1)
MCh$
Total loans	9,634,008
Total assets	13,456,079
Current accounts and demand deposits	1,135,883
Time deposits and savings accounts	7,107,238
Borrowings from financial institutions	1,001,936
Debt issued	1,757,739
Equity Attributable to:	1,127,359
Bank equity holders	826,688
Minority interest	300,671

CONDENSED CONSOLIDATED INCOME STATEMENT (2)
MCh$
Total operating revenue	147,108
Provisions for loan losses	(19,084)
Operating expenses	(76,788)
Operating income	51,236
Income attributable to investments in other companies	284
Income before taxes	51,520
Income taxes	(8,714)
Net income for the period	42,806
Bank equity holders revenue	43,711
Minority interest revenue	(905)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

(1)	On May 29, 2012, Corpbanca acquired a 51% equity interest in Banco Santander Colombia S.A. As of May 31, 2012, CorpBanca published its consolidated financial statements with Banco CorpBanca Colombia (formerly Banco Santander Colombia, S.A.).

(2)	Regarding the acquisition date, CorpBanca is not including Banco CorpBanca Colombia’s results in its financial statements as of and for the month ended May 31, 2012.